United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD and NUCOR Announce Pig Iron Project

Rio de Janeiro, April 24, 2003 – Companhia Vale do Rio Doce (CVRD) and Nucor Corporation (NUCOR) announced today that they have signed an agreement to construct and operate an environmentally friendly pig iron project in Northern Brazil. The project will utilize two conventional mini-blast furnaces to produce about 380,000 metric tons of pig iron per year in its initial phase, using CVRD iron ore from its Carajás mines in Northern Brazil. The charcoal source will be exclusively from eucalyptus trees grown in a cultivated forest of 82,000 acres with the total project encompassing approximately 200,000 acres. CVRD and NUCOR will form a joint venture company to operate the facility. It is anticipated that NUCOR will purchase all of the production of the plant.

NUCOR will invest US$10 million in the project while CVRD’s equity contribution will be the land and the forest assets (currently owned by its wholly controlled subsidiary Celmar S.A.). The total capital of the project will be about US$80 million. The ownership will be split 78% CVRD and 22% NUCOR.

“The use of a cultivated forest to produce charcoal allows for an environmentally friendly approach to pig iron production since the forest will consume more carbon dioxide than will be emitted by the mini-blast furnaces.” stated Dan DiMicco, NUCOR Vice Chairman, President and CEO. “We look forward to a long relationship with CVRD and hope this is only the first of many projects together.”

“This agreement is the first step in our partnership with NUCOR since we announced our intentions to cooperate one year ago.” Roger Agnelli, CVRD CEO commented. “This undertaking is intended to leverage iron ore sales and to indirectly increase CVRD’s penetration in the North American market, which is in line with the strategy of generating value for shareholders by focusing on mining. It is a victory for both companies, Brazil and the environment.”

NUCOR is the largest steel producer in the United States and is the nation’s largest recycler. NUCOR and affiliates are manufacturers of steel products, with operating facilities in fourteen states. Products produced are: carbon and alloy steel – in bars, beams, sheet and plate; steel joists and joist girders; steel deck; cold finished steel; steel fasteners; metal building systems; and light gauge steel framing.

CVRD is the largest diversified mining company in the Americas, with a market capitalization of approximately US$ 11 billion. CVRD is the world’s largest producer and exporter of iron ore and pellets and one of the leading global producers of manganese and ferro alloys. CVRD also produces bauxite, gold, kaolin, potash, alumina and aluminum, and is a major logistics player in Brazil. The company also holds some stakes in steel companies in South America and in the US.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 24, 2003